Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

NEWS RELEASE

Canarc Provides Update on Recent Achievements and Future Plans

Vancouver, Canada – October 31, 2016 – Canarc Resource Corp. (“Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) provides an update on recent achievements in the 3rd quarter 2016 and its plans for the 4th quarter 2016 and going forward.

Since the closing of the sale of Oro Silver in the 2nd quarter for $10.5M, Canarc has focused its efforts on three key objectives as follows:

1.                   Acquire or option new gold-silver exploration projects with existing gold resources and excellent exploration potential that are accretive to Canarc on a gold ounce per share basis

•                     In September 2016 Canarc closed an option to acquire a 75% interest in the FG Gold Project, BC on favorable terms. Additional exploration work at FG is planned to begin in 2017.

•                     During the quarter, the Company has reviewed several opportunities and completed three site visits to target projects that may lead to possible transactions in the near future.

•                     Going forward, the Company will continue to seek additional opportunities to acquire or option other advanced gold-silver assets that are accretive to Canarc.

2.                   Advance Windfall Hills Project through staged exploration to discovery and advance New Polaris Project by securing a new partner.

•                     In October 2016 Canarc successfully completed a 3D-IP Survey on the Windfall Hills property. Survey results should be available in November 2016.

•                     Based on the 3D-IP survey results, drill targets will be prioritized for drilling in 2017.

•                     New Polaris’ joint venture agreement with Panterra Gold was terminated in October 2016

•                     Canarc is currently seeking another joint venture partner interested in advancing the project through permitting and feasibility to production.

3.                   Acquisition of near term production assets in the Americas

•                     The company has been reviewing projects with near term producing potential located in Mexico, US and Canada. This work is expected to continue with a focus on projects on which our in house mine operating experience may be instrumental in uncovering and creating additional value.

Financial Update

Canarc is well funded with $10.6M cash and approximately $1.4M in marketable securities. The enhanced treasury allows the Company to pursue its growth strategies aimed to create additional value for shareholders.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.